FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 18, 2009 by Excel Maritime Carriers Ltd. That Oceanaut, Inc. seeks shareholder approval to liquidate and dissolve

Exhibit 1

NEWS RELEASE for February 18, 2009

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

 http://www.excelmaritime.com

OCEANAUT, INC. TO SEEK SHAREHOLDER APPROVAL TO LIQUIDATE AND DISSOLVE

Athens, Greece - February 18, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM; the “Company”) announced today that the board of directors of Oceanaut, Inc. (AMEX: OKN; OKN.U; OKN.WS;”  “Oceanaut”) has determined that Oceanaut will not consummate a business combination by the March 6, 2009 deadline provided for in its charter, and that it is advisable that Oceanaut be dissolved. Oceanaut intends to begin promptly the process of dissolution and liquidating its trust account in accordance with its charter and applicable Marshall Islands law.  Assuming shareholder approval of Oceanaut’s plan of liquidation, Oceanaut expects to liquidate its trust account and make an estimated payment of approximately $8.27 per share of common stock.

Oceanaut is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The Company is the sponsor and a shareholder of Oceanaut.

In a private placement that occurred immediately prior to the initial public offering by Oceanaut of its securities, the Company had purchased 2,000,000 insider warrants, at a price of $1.00 per warrant, and 1,125,000 insider units, at a price of $8.00 per unit, each unit consisting of one share of common stock and one warrant to purchase common stock at an exercise price of $6.00 for a total consideration of $11 million.  As part of Oceanaut’s liquidation, Excel will receive no payments with respect to its outstanding warrants and it is estimated that it will receive approximately $8.27 per share of common stock, but only with respect to 625,000 shares of common stock included in its 1,125,000 insider units and therefore, will forfeit approximately $6 million of its investment. As a result, the current value of the Oceanaut investment on the Company’s books will be written down to the estimated liquidation proceeds.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 41 vessels and, together with 7 Panamax vessels under bareboat charters, operates 48 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 18, 2009

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer

Endnotes